UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

For the fiscal year ended December 31, 2001

or

_   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934

For the transition period from __to__

Commission file number 1-3619

A.   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

PFIZER SAVINGS AND INVESTMENT PLAN

B.   Name of issuer of the securities held pursuant to the Plan and the address of its principal executive
        offices:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

INDEPENDENT AUDITORS' REPORT

To the Savings and Investment Plan Committee
Pfizer Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) and schedule H, line 4j – schedule of reportable transactions, as of and for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 28, 2002

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2001
(thousands of dollars)

	Total	Fund Information		
		Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:				
Pfizer Inc. common stock:				
Nonparticipant directed*, 41,325,345 shares, cost $166,298; Participant directed*, 45,104,796 shares, cost $333,293.........	$3,444,241	$1,646,815	$1,797,426	$ --
The Northern Trust Company, Collective Stock Index Fund* 7,987,797 shares, cost $262,400.................	234,761	--	234,761	--
Other investments**, cost $355,845.................	337,831	--	337,831	--
Investments, at cost which approximates fair value:				
Loans to participants.........	48,443	--	--	48,443
Short-term securities.........	48,768	--	48,768	--
Total investments.............	4,114,044	1,646,815	2,418,786	48,443
Contributions receivable:				
Participant....................	10,409	--	10,409	--
Employer......................	4,119	4,119	--	--
Receivable for securities sold...........................	6,108	--	6,108	--
Interest receivable.............	3,067	--	3,067	--
Payable for securities purchased......................	(6,281)	--	(6,281)	--
Net assets available for plan benefits— Note 7..........	$4,131,466	$1,650,934	$2,432,089	$48,443

* Investments represent 5% or more of the Plan's net assets available for plan benefits.
** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2000
(thousands of dollars)

	Total	Fund Information Nonparticipant Directed	Participant Directed	Loan Fund
Investments, at fair value:				
Pfizer Inc. common stock:				
Nonparticipant directed*, 45,012,891 shares, cost $161,524; Participant directed*, 48,015,117 shares, cost $327,022........	$4,279,288	$2,070,593	$2,208,695	$ --
The Northern Trust Company, Collective Stock Index Fund*, 8,040,687 shares, cost $264,793.................	268,237	--	268,237	--
Other investments**, cost $307,729.................	298,584	--	298,584	--
Investments, at cost which approximates fair value:				
Loans to participants........	48,397	--	--	48,397
Short-term securities........	59,971	4	59,967	--
Total investments............	4,954,477	2,070,597	2,835,483	48,397
Contributions receivable:				
Participant...................	9,403	--	9,403	--
Employer......................	3,802	3,802	--	--
Receivable for securities sold...........................	2,704	--	2,704	--
Interest receivable.............	2,925	--	2,925	--
Payable for securities purchased.....................	(3,144)	--	(3,144)	--
Investment management fees payable—Note 4................	(42)	--	(42)	--
Net assets available for plan benefits— Note 7.........	$4,970,125	$2,074,399	$2,847,329	$48,397

* Investments represent 5% or more of the Plan's net assets available for plan benefits.
** Individual investments are less than 5% of the Plan's net assets available for plan benefits.

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2001
(thousands of dollars)

		Fund Information		
	Total	Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:				
Cash dividends:				
Pfizer Inc. common stock....	$ 39,361	$ 18,848	$ 20,513	$ --
Other marketable securities.................	415	--	415	--
Interest income from investments.................	13,049	4	13,045	--
Interest income from loans to participants.......	4,303	499	3,804	--
	57,128	19,351	37,777	--
Investment management fees—Note 4..................	(132)	--	(132)	--
	56,996	19,351	37,645	--
Realized gains on investments, net—Note 5:				
Pfizer Inc. common stock....	291,633	162,201	129,432	--
Other marketable securities.................	943	--	943	--
	292,576	162,201	130,375	--
Unrealized depreciation of investments, net—Note 6...	(886,044)	(428,551)	(457,493)	--
	(536,472)	(246,999)	(289,473)	--
Contributions:				
Participant..................	145,018	--	145,018	--
Employer.....................	56,821	56,821	--	--
Withdrawals—Note 7...........	(504,026)	(233,969)	(267,968)	(2,089)
Loan transaction transfers, net...............	--	682	(2,817)	2,135
	(302,187)	(176,466)	(125,767)	46
Net (decrease)/increase.......	(838,659)	(423,465)	(415,240)	46
Net assets available for plan benefits—Note 7:				
Beginning of year...........	4,970,125	2,074,399	2,847,329	48,397
End of year.................	$4,131,466	$1,650,934	$2,432,089	$48,443

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2000
(thousands of dollars)

	Total	Fund Information		
		Nonparticipant Directed	Participant Directed	Loan Fund
Net investment income:				
Cash dividends:				
Pfizer Inc. common stock....	$ 34,886	$ 16,831	$ 18,055	$ --
Other marketable securities.................	351	--	351	--
Interest income from investments.................	13,175	4	13,171	--
Interest income from loans to participants.......	4,218	578	3,640	--
	52,630	17,413	35,217	--
Investment management fees—Note 4..................	(189)	--	(189)	--
	52,441	17,413	35,028	--
Realized gains on investments, net—Note 5:				
Pfizer Inc. common stock....	347,150	162,553	184,597	--
Other marketable securities.................	3,102	--	3,102	--
	350,252	162,553	187,699	--
Unrealized appreciation of investments, net—Note 6...	952,785	483,616	469,169	--
	1,355,478	663,582	691,896	--
Contributions:				
Participant..................	134,756	--	134,756	--
Employer....................	52,224	52,224	--	--
Withdrawals—Note 7............	(488,753)	(226,823)	(260,306)	(1,624)
Loan transaction transfers, net..............	--	517	(3,357)	2,840
	(301,773)	(174,082)	(128,907)	1,216
Net increase.................	1,053,705	489,500	562,989	1,216
Net assets available for plan benefits—Note 7:				
Beginning of year...........	3,916,420	1,584,899	2,284,340	47,181
End of year.................	$4,970,125	$2,074,399	$2,847,329	$48,397
	=========	=========	=========	======

See Notes to Financial Statements which are an integral part of these financial statements.

Note 1 —**Description of the Plan**

General — The Pfizer Savings and Investment Plan (the Plan) is a defined contribution plan which was originally adopted by Pfizer Inc. (the Company) in 1965 as the Pfizer Savings Plan and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company and any affiliate which, with the consent of the Company, adopts the Plan (Associate Companies). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Contributions — Each participant may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute such amount to the Plan on his or her behalf). Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended. Contributions of up to 2% of compensation are matched 100% by the Company and the next 4% are matched 50%. Employee contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

Investment Options —

Nonparticipant Directed Fund — The Company contributes to one fund:

Fund P　　—　　This fund invests employer contributions in common stock of the Company

Participant Directed Funds — Each participant in the Plan elects to have his or her contributions invested in any one or any combination of seven investment funds. These funds are:

Fund A　　—　　Intermediate U.S. Treasury notes and bonds managed to mirror the Lehman Intermediate Treasury Index

Fund B*　　—　　A collective index fund of corporate common stocks that seeks to mirror the performance of the S&P 500 index

Fund C　　—　　Common stock of the Company

Fund D*　　—　　U.S. Treasury and government agency money market investments with maturities of less than one year

Fund E*　　—　　An index mutual fund of common stocks of companies with market capitalization averaging approximately $500 million

Fund F*　　—　　A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index

Fund G*　　—　　A collective index fund of common stocks of large, well-established companies whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than the average for the S&P 500 index

*Northern Trust sponsored fund.

The trustee of the Plan, The Northern Trust Company, manages investments in each of the funds and therefore, is deemed a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility and Vesting — Generally, the domestic employees of the Company, except certain employees covered by a collective bargaining agreement, are eligible to enroll in the Plan on their date of hire. A participant is immediately vested in the full value of his or her account (i.e., participant's and employer's contributions).

Loans to Participants — Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

Benefit Payments — Upon separation from service, retirement or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary may elect payment currently or defer payments until the later of 13 months from date of death or when the participant would have reached age 65. A nonspouse beneficiary may defer payment up until 13 months from the date of death.

Withdrawals — A participant in the Plan may make withdrawals from his/her account balance subject to the provisions of the Plan.

Plan Termination — The Company expects to continue the Plan indefinitely, but reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting — The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation — Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. U.S. Government securities are recorded at fair value based on market or dealer quotes on the last business day of the year. Collective index funds and the mutual fund are recorded at fair value based on the closing market prices of the underlying investments of the respective fund as of the last business day of the year. Loans to participants and short-term securities are recorded at cost which approximates fair value.

Loan Fund — The Loan fund maintains participant loan activity. Interest earned on participant loans is not included in this fund.

Risk and Uncertainties — Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in their values could occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Security Transactions — Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).

Unrealized Appreciation/(Depreciation) of Investments — Unrealized appreciation/(depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized appreciation/(depreciation) as of the end of the prior year.

Net Investment Income — Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Note 3 — Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company that the Plan and related trust as of May 26, 1994 were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter and was submitted on February 28, 2002 for an updated determination letter. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in material compliance with all the applicable requirements. Accordingly, no provision has been made for federal income taxes.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under federal income tax law while these amounts remain in the Plan.

Note 4 — Administrative Costs

Except for certain member transfer costs and the investment management fees, all costs and expenses of administering the Plan are paid by the Company.

Note 5 — Realized Gains/(Losses) on Investments

The aggregate net proceeds and cost used in the calculation of the realized gains/(losses) on investments were as follows:

(thousands of dollars)	December 31, 2001		
	Net Proceeds	Cost	Realized/Gains (Losses)
Pfizer Inc. common stock............	$333,334	$ 41,701	$291,633
U.S. Government securities.........	76,572	74,513	2,059
Collective funds...................	9,618	10,444	(826)
Index Mutual fund.................	1,150	1,440	(290)
	$420,674	$128,098	$292,576

(thousands of dollars)	December 31, 2000		
	Net Proceeds	Cost	Realized/Gains (Losses)
Pfizer Inc. common stock............	$395,031	$ 47,881	$347,150
U.S. Government securities.........	95,748	97,409	(1,661)
Collective funds...................	8,285	7,481	804
Index Mutual fund.................	3,980	21	3,959
	$503,044	$152,792	$350,252

Realized gains from the disposal of Pfizer Inc. common stock include $218,045 thousand in 2001 and $209,209 thousand in 2000 related to shares distributed in kind to participants who withdrew from the Plan as a result of retirement or termination.

Note 6 — Unrealized Appreciation/(Depreciation) of Investments

The change in the amount of unrealized appreciation/(depreciation) was as follows:

(thousands of dollars)	Aggregate Unrealized		
	December 31, 2001	December 31, 2000	Change During 2001
Pfizer Inc. common stock..........	$2,944,650	$3,790,742	$(846,092)
U.S. Government securities........	5,851	3,920	1,931
Collective funds..................	(45,803)	(3,475)	(42,328)
Index Mutual fund.................	(5,701)	(6,146)	445
	$2,898,997	$3,785,041	$(886,044)

(thousands of dollars)	Aggregate Unrealized		
	December 31, 2000	December 31, 1999	Change During 2000
Pfizer Inc. common stock..........	$3,790,742	$2,799,052	$991,690
U.S. Government securities........	3,920	(3,934)	7,854
Collective funds..................	(3,475)	37,484	(40,959)
Index Mutual fund.................	(6,146)	(346)	(5,800)
	$3,785,041	$2,832,256	$952,785

Note 7 — Withdrawals and Reconciliation with Form 5500

For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for plan benefits as of December 31, 2001 and 2000 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but were not distributed until the subsequent year:

(thousands of dollars)	2001	2000
Nonparticipant directed fund	$ 7,033	$14,200
Participant directed funds	9,450	16,557
	$16,483	$30,757

For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals are reported as benefit expense on Form 5500 for those years.

Note 8 — Plan Merger and Modification

Effective February 1, 2002, most of the assets of the Warner-Lambert Savings and Stock Plan (WLSSP) and all of the assets of another Company plan, the Agouron Pharmaceuticals, Inc. 401(k) plan, totaling $1.83 billion were transferred into the Plan to create one harmonized savings plans for all eligible employees of the Company. At the same time, the Plan was renamed the Pfizer Savings Plan. Participants remaining in the WLSSP are those individuals who are or were covered by the collective bargaining agreement between the Paper, Allied-Industrial, Chemical and Energy Workers International Union, A.F.L.- C.I.O., Lititz, PA, Local 2-670 and the Warner-Lambert Company. The assets remaining in the WLSSP as of February 1, 2002 were $58.6 million.

Also, effective February 1, 2002, the harmonized Pfizer Savings Plan was converted to an Employee Stock Ownership Plan.

PFIZER SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Nonparticipant Directed					
Pfizer Inc.* Common Stock..	--	--	41,325,345	$166,298	$1,646,815
Total nonparticipant directed investments....				$166,298	$1,646,815
				========	==========
Participant Directed					
Pfizer Inc.* Common Stock	--	--	45,104,796	$333,293	$1,797,426
U.S. Government securities:					
U.S. Treasury Note........	6.500%	08-15-2005	12,600,000	$ 12,911	$ 13,632
U.S. Treasury Note........	4.625%	02-28-2003	12,000,000	12,105	12,322
U.S. Treasury Note........	6.625%	05-15-2007	12,000,000	12,631	13,181
U.S. Treasury Note........	4.750%	11-15-2008	11,300,000	10,642	11,250
U.S. Treasury Note........	6.750%	05-15-2005	10,700,000	11,408	11,633
U.S. Treasury Note........	6.875%	05-15-2006	10,500,000	10,888	11,550
U.S. Treasury Note........	5.500%	05-31-2003	10,000,000	9,802	10,419
U.S. Treasury Note........	5.750%	08-15-2003	10,000,000	9,996	10,473
U.S. Treasury Note........	5.500%	01-31-2003	9,000,000	9,213	9,319
U.S. Treasury Note........	5.500%	03-31-2003	8,800,000	9,201	9,140
U.S. Treasury Note........	5.875%	11-15-2004	8,700,000	8,877	9,208
U.S. Treasury Note........	7.250%	05-15-2004	7,800,000	8,169	8,486
U.S. Treasury Note........	6.500%	10-15-2006	7,000,000	7,462	7,612
U.S. Treasury Note........	6.000%	08-15-2004	7,000,000	7,097	7,429
U.S. Treasury Note........	5.000%	02-15-2011	6,650,000	6,688	6,625
U.S. Treasury Note........	7.500%	02-15-2005	6,500,000	7,265	7,190
U.S. Treasury Note........	4.250%	11-15-2003	6,200,000	5,896	6,349
U.S. Treasury Note........	6.000%	08-15-2009	5,800,000	6,084	6,179
U.S. Treasury Note........	2.750%	10-31-2003	5,000,000	5,031	4,989
U.S. Treasury Note........	5.500%	02-15-2008	4,300,000	4,190	4,485
U.S. Treasury Note........	3.250%	12-31-2003	4,200,000	4,216	4,218
U.S. Treasury Note........	6.500%	02-15-2010	4,000,000	4,179	4,391
U.S. Treasury Note........	5.750%	08-15-2010	3,000,000	3,144	3,147
U.S. Treasury Note........	5.000%	08-15-2011	3,000,000	3,058	2,991
U.S. Treasury Bond........	9.125%	05-15-2009	2,000,000	2,273	2,246
U.S. Treasury Note........	4.750%	02-15-2004	2,000,000	2,065	2,065
U.S. Treasury Bond........	8.375%	08-15-2008	1,700,000	1,797	1,842
U.S. Treasury Bond........	12.375%	05-15-2004	1,500,000	2,021	1,805
U.S. Treasury Bond........	10.000%	05-15-2010	1,000,000	1,197	1,181
Total U.S. Government securities..............			194,250,000	$199,506	$ 205,357

* Party-in-interest

See accompanying independent auditors' report.

SCHEDULE I
PFIZER SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value
Participant Directed (continued)					
Collective funds:					
The Northern Trust Company*, Collective Stock Index Fund	--	--	7,987,797	$ 262,400	$ 234,761
The Northern Trust Company*, Government Short-Term Investment Fund	--	--	48,510,825	48,511	48,511
The Northern Trust Company*, Growth Equity Index Fund	--	--	6,767,264	72,402	55,289
The Northern Trust Company*, Value Index Fund	--	--	2,014,602	37,898	36,847
The Northern Trust Company*, Short-Term Investment Fund	--	--	256,923	257	257
Total collective funds .				$ 421,468	$ 375,665
The Northern Trust Company*, Small Company Index Mutual Fund	--	--	3,755,847	$ 46,039	$ 40,338
Total participant directed investments ..				$1,000,306	$2,418,786
Loans to participants*	Various	Various	--	$ 48,443	$ 48,443

* Party-in-interest

See accompanying independent auditors’ report.

PFIZER SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2001
(thousands of dollars)

Securities Purchased	Number of Transactions	Number of Shares	Cost
Pfizer Inc.* common stock	37	1,249,360	$52,746

Securities Disposed**	Number of Transactions	Number of Shares	Cost	Fair Value of Disposed Shares	Realized Gains
Pfizer Inc.* common stock	874	7,847,227	$41,701	$333,334	$291,633

_____

* Party-in-interest
** Dispositions represent sales of stock and shares distributed in kind to members who withdrew from the Plan on retirement or termination.

See accompanying independent auditors' report.

**SIGNATURES**

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS AND INVESTMENT PLAN

By: /s/ David L. Shedlarz

David L. Shedlarz
Executive Vice President and
Chief Financial Officer, Pfizer Inc.
Chair, Savings and Investment
Plan Committee

Date: June 28, 2002

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

To the Savings and Investment Plan Committee
Pfizer Savings and Investment Plan:

We consent to incorporation by reference in the Registration Statement on Form S-8 dated October 5, 1994 (File No. 33-55771) of our report dated June 28, 2002, relating to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 2001 annual report on Form 11-K of the Pfizer Savings and Investment Plan.

/s/ KPMG LLP

KPMG LLP

New York, New York
June 28, 2002